March 1, 2003                                                     Exhibit 1



Ms. Jennifer Cupo
Citibank, N.A.
111 Wall Street 14th Floor
New York, NY 10043


RE:	Officer's Certificate -	Statement as to Compliance

	Cendant Mortgage Capital LLC, Series:  CDMC 2002-1

Dear Ms. Cupo:

The undersigned officer certifies the following for Cendant Mortgage Corporation for the 2002 calendar year.

To the best of our knowledge:

(i) A review of the activities of the Master Servicer during the preceding year and of performance under the Pooling and Servicing Agreement dated as of February 1, 2002 has been made under such officers' supervision.

(ii) To the best of such officers' knowledge, based on such review, the Master Servicer has fulfilled all of its obligations under the Pooling and Servicing Agreement dated February 1, 2002 throughout such year.




Certified by:


/s/ Marc J. Hinkle
------------------
Officer - Marc J. Hinkle
Vice President - Loan Servicing
Cendant Mortgage Corporation